Exhibit 4.1: Description of Capital Stock

The following is a description of the material terms and provisions of our Common Stock. It may not contain all the information that is important to you. Therefore, you should read our Restated Articles of Organization and by-laws that have been filed with the SEC.

Common Stock: Under our Restated Articles of Organization, the Company has authority, without further shareholder action, to provide for the issuance of up to 40,000,000 shares of Common Stock. The Company may amend its Restated Articles of Organization from time to time to increase the number of authorized shares of Common Stock. Any such amendment would require the approval of the holders of a majority of the Company's stock entitled to vote.

Dividends: Subject to the preferential rights of any other class or series of stock, holders of shares of the Company's Common Stock will be entitled to receive dividends, if and when they are authorized and declared by the Company's Board of Directors, out of assets that the Company may legally use to pay dividends.

Voting Rights: Except as otherwise required by law and except as provided by the terms of any other class or series of stock, holders of Common Stock have the exclusive power to vote on all matters presented to the Company's shareholders, including the election of Directors. Holders of Common Stock are entitled to one vote per share. There is no cumulative voting in the election of the Company's Directors, which means that, subject to any rights to elect Directors that are granted to the holders of any class or series of preferred stock, a plurality of the votes cast at a meeting of shareholders at which a quorum is present is sufficient to elect a Director.

Preemptive Rights and Right of First Refusal: Holders of the Company's Common Stock do not have preemptive rights under the Massachusetts Business Corporation Act, or the Company's Restated Articles of Organization or by-laws. The Company has a right of first refusal on transfers of shares of Common Stock as set forth in its Restated Articles of Organization.

Liquidation and Dissolution Rights: In the event the Company is liquidated, dissolved or the Company's affairs are wound up, and subject to the preferential rights of any other class or series of stock, holders of shares of the Company's Common Stock are entitled to receive, in cash or in kind, in proportion to their holdings, the assets that the Company may legally use to pay distributions after the Company pays or makes adequate provision for all of the Company's debts and liabilities.